SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 16, 2003

                           Commission File No. 1-14712

                                 FRANCE TELECOM
                 (Translation of registrant's name into English)

                6, place d'Alleray, 75505 Paris Cedex 15, France
                    (Address of principal executive offices)

                  Indicate by check mark whether the Registrant
                     files or will file annual reports under
                         cover of Form 20-F or Form 40-F

                       Form 20-F X          Form 40-F __

                    Indicate by check mark if the Registrant
                     is submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                           Yes ____           No X

                    Indicate by check mark if the Registrant
                     is submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                           Yes ____           No X

                       Indicate by check mark whether the
              Registrant by furnishing the information contained in
              this Form, is also thereby furnishing the information
                  to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                           Yes ____           No X

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___________


ENCLOSURE:

Extract of a press release distributed in France on October 16, 2003.


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[France Telecom LOGO]
                                                          www.francetelecom.com


                                                        Paris, October 16, 2003



This press release may not be published, distributed or diffused in the United States of America, Canada or Japan. The offer mentioned in this press release is not being made in, and may not be accepted from, the United States, Canada or Japan. Please see the important notice at the end of this press release for additional restrictions.

Success of the Exchange Offer by France Telecom for Orange shares

      o Following completion of the exchange offer, France Telecom now holds approximately 98.78% of Orange's share capital


The CMF (Conseil des marches financiers) has just published the results of the exchange offer by France Telecom for Orange. With 4,758,984,293 Orange shares, amounting to approximately 98.78% of Orange's share capital and voting rights, now held by France Telecom, the exchange offer was particularly successful.

This transaction will reinforce France Telecom's consolidated shareholders' equity by 5.6 billion euro on the basis of the share price on October 16, 2003.

Given the reduced float for the remaining Orange shares following the exchange offer, France Telecom is announcing its intention, after complying with certain French regulatory steps, to acquire all remaining shares of Orange by means of a compulsory buy-out, the legal process under French law which permits a shareholder with more than 95% of the shares of a corporation, after taking certain intermediate steps, to compel the transfer of all remaining shares held by minority shareholders. The price of the compulsory buy-out will be 9.50 euro per Orange share. The terms of the compulsory buy-out will be submitted for approval to France Telecom's Board of Directors and for the opinion of the Board of Directors of Orange, in addition to being subject to authorization by the CMF.

Following completion of the proposed transaction, France Telecom will hold 100% of Orange shares and the Orange shares will be de-listed from Euronext Paris and the London Stock Exchange. This transaction will entail a net cash expense for the France Telecom group amounting to approximately 560 million euro on the basis of Orange shares outstanding at October 7, 2003.

Settlement and Delivery Terms of the Exchange Offer

Pursuant to the terms of the exchange offer, France Telecom will remit for the Orange shares tendered in the exchange offer approximately 95.4 million existing France Telecom shares and

[France Telecom LOGO]
                                                          www.francetelecom.com


                                                        Paris, October 16, 2003



will issue approximately 170.6 million new shares. The settlement and delivery date of the offer and the first listing of the newly issued France Telecom shares are expected to occur on October 24, 2003. The French state will hold 54.5% of the share capital (on a non-diluted basis) and the France Telecom free float will represent 45.5% of the share capital.

Press contact:

Nilou du Castel                          Tel : 01 44 44 93 93
Nilou.ducastel@francetelecom.com


This press release does not constitute or form part of an offer to purchase securities or an invitation or inducement to engage in investment activities.

Past performance cannot be relied on as a guide to future performance.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia), Canada or Japan. This press release does not constitute an extension of the offer mentioned herein into the United States. The offer mentioned herein is not being made, directly or indirectly, in or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or electronic mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and the offer is not capable of acceptance by any such use, means, instrumentality or facility of, or from within, the United States. Persons wishing to accept the offer mentioned herein must not use United States mails or any such means or instrumentality for any purpose directly or indirectly related to the acceptance of the offer.

This press release has not been prepared in the context of a public tender offer in Italy within the meaning of Article 1, paragraph 1, letter (v) of Legislative Decree No. 58 of February 24, 1998 ("Decree 58/98"), and Article 33 paragraph 1 of Regulation No. 11971 of May 14, 1999, as amended, of the Commissione Nazionale per le Societa e la Borsa ("CONSOB") and has therefore not been submitted to CONSOB pursuant to Art. 102 of Decree 58/98. There will not be any public tender offer in Italy.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and observe such restrictions. The public buy-out offer will not be made in those jurisdictions in which it would be illegal to do so.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FRANCE TELECOM

         Date: October 16, 2003        By:  /s/ PIERRE HILAIRE
                                       Name:  Pierre Hilaire
                                       Title: Director of Financial Information

























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